UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
				 Amendment No. 1

                                  Cytogen Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   232824300
                                 (CUSIP Number)

                               December 31, 2006

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               CUSIP No. 232824300



       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             OrbiMed Advisors LLC

       2.    Check the Appropriate Box if a Member Of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 1,880,073
Beneficially
Owned by         7.  Sole Dispositive Power:  0
Each Reporting
Person With      8.  Shared Dispositive Power: 1,880,073

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person
             1,880,073

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 6.14%

       12.   Type of Reporting Person (See Instructions) IA


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                               CUSIP No. 232824300


       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             OrbiMed Capital LLC

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 1,385,817
Beneficially
Owned by         7.  Sole Dispositive Power: 0
Each Reporting
Person With      8.  Shared Dispositive Power: 1,385,817

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person
             1,385,817

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 4.53%

       12.   Type of Reporting Person (See Instructions) IA

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                               CUSIP No. 232824300


       1.    Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Samuel D. Isaly

       2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             United States

       5.    Sole Voting Power: 0
Number of
Shares           6.  Shared Voting Power: 3,265,890
Beneficially
Owned by         7.  Sole Dispositive Power: 0
Each Reporting
Person With      8.  Shared Dispositive Power: 3,265,890

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
             3,265,890

       10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

       11.   Percent of Class Represented by Amount in Row (9) 9.99%

       12.   Type of Reporting Person (See Instructions) HC

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Item 1. (a)  Issuer: Cytogen Corp.

             1.      Address:
                     650 College Road East
		     CN 5308, Suite 3100
		     Princeton, NJ 08540

Item 2. (a)  Name of Person Filing:
             OrbiMed Advisors LLC
             OrbiMed Capital LLC
             Samuel D. Isaly

        (b)  Address of Principal Business Offices:

             767 Third Avenue, 30th Floor
             New York, New York 10017

        (c)  Citizenship:
             Please refer to Item 4 on each cover sheet for each filing person

        (d)  Title of Class of Securities
             Common Stock

        (e)  CUSIP Number: 232824300


Item 3. OrbiMed Advisors LLC and OrbiMed Capital LLC are investment advisors in accordance with ss.240.13d-1(b)(1)(ii)(E). Samuel D. Isaly is a control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

Item 4.  Ownership

         Please see Items 5 - 9 and 11 for each cover sheet for each filing separately

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

	 Reporting persons are holding 10.66% (6.14% in the case of OrbiMed Advisors LLC and 4.53% in the case of OrbiMed Capital LLC) of the securities on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from sale of, such securities. No one such other person's interest in the securities whose ownership is reported here relates to more than five percent of the class.

         OrbiMed Advisors LLC and OrbiMed Capital LLC hold shares and share equivalents issuable from the conversion of warrants on behalf of Caduceus Capital Master Fund Limited (875,000 shares and 287,500 warrants), Caduceus Capital II, L.P. (500,000 shares and 175,000 warrants), UBS Eucalyptus Fund, LLC (635,000 shares and 202,500 warrants), PW Eucalyptus Fund, Ltd. (70,000 shares and
	 22,500 warrants), HFR SHC Aggressive Master Trust (156,410 shares and 66,907 warrants), Knightsbridge Post Venture IV L.P. (60,900 warrants), Knightsbridge Integrated Holdings, V, LP (49,673 warrants), Knightsbridge Netherlands II, L.P. (19,700 warrants), Knightsbridge Integrated Holdings IV Post Venture, LP (36,000 warrants), Knightsbridge Post Venture III, LP (35,400 warrants),
	 Knightsbridge Netherlands I LP (22,100 warrants), Knightsbridge Netherlands III - LP (5,600 warrants), Knightsbridge Integrated Holdings II Limited (37,700 warrants), Knightsbridge Venture Capital IV, L.P. (5,600 warrants), and Knightsbridge Venture Capital III LP (2,400 warrants).

                             Blocker Provision


         Notwithstanding anything to the contrary contained herein, the number of shares of Common Stock that may be acquired by the Registered Holder upon any exercise of this Warrant (or otherwise in respect hereof) shall be limited to the extent necessary to insure that, following such exercise (or other issuance), the total number of shares of Common Stock then beneficially owned by such Registered Holder and its Affiliates
	 (as defined in the SPA) and any other Persons (as defined in the SPA) whose beneficial ownership of Common Stock would be aggregated with the Holder's for purposes of Section 13(d) of the Exchange Act, does not exceed 9.999% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise). For such purposes, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act (as defined in the SPA) and the rules and regulations promulgated thereunder. Each delivery of a purchase form hereunder will constitute a representation by the Registered Holder that it has evaluated the limitation set forth in this paragraph and determined that issuance of the full number of Warrant Shares requested in such purchase form is permitted under this paragraph. This provision shall not restrict the number of shares of Common Stock which a Registered Holder may receive or beneficially own in order to determine the amount of securities or other consideration that such Registered Holder may receive in the event of a merger or other business combination or reclassification involving the Company as contemplated in Section 2(e) of this Warrant. This restriction may not be waived.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2007
                                       OrbiMed Advisors LLC

                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly
                                       Title: President

                                       OrbiMed Capital LLC

                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly
                                       Title: Managing Member

                                       By: /s/ Samuel D. Isaly
                                       --------------------------
                                       Name:  Samuel D. Isaly


			JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G/A, dated February 13, 2007, (the "Schedule 13G/A"), with respect to the Common Stock, par value $.001 per share, of Cytogen Corp. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G/A. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G/A, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 13th day of February 2007.


                                          OrbiMed Advisors LLC

                                          By: /s/ Samuel D. Isaly
                                          ---------------------------
                                          Name:  Samuel D. Isaly
                                          Title: Managing Member

                                          OrbiMed Capital LLC

                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name:  Samuel D. Isaly
                                          Title: Managing Member


                                          By: /s/ Samuel D. Isaly
                                          ----------------------------
                                          Name:  Samuel D. Isaly


		         Statement of Control Person


The Statement on this Schedule 13G/A dated February 13, 2007 with respect to the common stock, $.001 par value per share, of Cytogen Corp. is filed by Samuel D. Isaly in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k),respectively, as control person (HC) of OrbiMed Advisors LLC and OrbiMed Capital LLC.

OrbiMed Advisors LLC and OrbiMed Capital LLC file this statement on Schedule 13G/A in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as investment advisors (IA).